Exousia Advanced Materials, Inc.
1200 Soldiers Field Drive, Suite 200
Sugar Land, TX 77479

June 17, 2008

Ms. Tia Jenkins, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC 20549

Dear Ms. Jenkins,

In response to your request dated March 11, 2008 we have reviewed the comments provided and made changes accordingly.

We understand and agree that we are responsible for the adequacy and accuracy of the disclosures in the filing.  Any comments or changes made by the staff do not foreclose the Commission from taking any action with respect to the filing.  We also acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.  We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance.

Please contact Bob Roddie or J. Wayne Rodrigue, Jr. if you have any further comments or questions regarding Exousia Advanced Materials, Inc.

Sincerely,

J. Wayne Rodrigue, CEO